Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Nine months ended September 30, 2012

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for
Condensed Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2011, with any changes described in these unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders, or, as appropriate under securities law, approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Jennifer Dawson”
Patrick C. Evans	Jennifer Dawson
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

November 12, 2012

2

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

	September 30,	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$5,595,571	$21,546
Short-term investments (Note 4)	-	17,819,183
Marketable securities (Note 4)	14,704	17,678
Amounts receivable (Note 4)	99,257	350,559
Advances and prepaid expenses	169,683	101,641

	5,879,215	18,310,607

Property and equipment	80,183	43,225
Interest in Gahcho Kué Joint Venture (Note 5)	47,079,345	48,202,682

Total assets	$53,038,743	$66,556,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 4)	$2,612,204	$3,246,132

Decommissioning and restoration liability	6,198,798	6,178,004

Shareholders' equity:
Share capital (Notes 6 and 10)	134,107,615	146,911,995
Share-based payments reserve (Note 6)	1,233,857	1,083,422
Deficit	(91,123,803)	(90,876,085)
Accumulated other comprehensive income	10,072	13,046

Total shareholders' equity	44,227,741	57,132,378

Total liabilities and shareholders' equity	$53,038,743	$66,556,514

Contingencies and commitments (Note 5)

Subsequent event (Note 11)

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

3

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Expenses:
Consulting fees	$(147,281)	$(132,223)	$(1,121,816)	$(1,262,942)
Depreciation	(5,603)	(6,322)	(15,561)	(11,407)
Exploration and evaluation expenses	(1,961,689)	(1,847,674)	(8,034,356)	(4,455,671)
Gahcho Kué Project management fee	(59,238)	(55,041)	(230,413)	(125,998)
Office and administration	(64,048)	(20,887)	(210,466)	(362,470)
Professional fees	(100,746)	(66,747)	(708,166)	(270,480)
Promotion and investor relations	(13,153)	(13,818)	(236,863)	(89,564)
Salary and benefits	(81,668)	(46,073)	(166,668)	(96,673)
Transfer agent and regulatory fees	(38,329)	(30,295)	(167,768)	(137,026)
Travel	(49,876)	(29,729)	(159,941)	(65,282)

Net loss for the period from operations	$(2,521,631)	$(2,248,809)	$(11,052,018)	$(6,877,513)

Other expenses:
Accretion expense on decommissioning and restoration liability	(6,931)	(15,959)	(20,794)	(47,356)
Other income:
Interest income	8,047	67,466	103,449	244,115
Gain on revaluation of warrants exerciseable in a foreign currency	-	-	-	489,481
Gain on asset transfer to Kennady Diamonds Inc. (Note 10)	10,721,645	-	10,721,645	-

Net income (loss) for the period	$8,201,130	$(2,197,302)	$(247,718)	$(6,191,273)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(1,244)	(2,531)	(2,974)	4,087
Comprehensive income (loss) for the period	$8,199,886	$(2,199,833)	$(250,692)	$(6,187,186)

Basic and diluted income (loss) per share (Note 6)	$0.10	$(0.03)	$-	$(0.08)

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

4

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Number of shares	Share Capital	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total accumulated other comprehensive income (loss) ("AOCI")	Total
Balance, December 31, 2010	77,416,057	$133,344,866	$969,942	$1,026,302	$(79,337,150)	$18,430	$56,022,390
Net loss for the period	-	-	-	-	(6,191,273)	-	(6,191,273)
Issuance of common shares – exercise of options	220,635	602,000	-	-	-	-	602,000
Issuance of common shares – exercise of warrants	2,658,866	7,242,471	-	-	-	-	7,242,471
Fair value of options exercised from Share-based Payments Reserve	-	398,066	-	(398,066)	-	-	-
Fair value of warrants exercised transferred from Warrants	-	969,942	(969,942)	-	-	-	-
Fair value of warrants (exercised in a foreign currency)	-	4,259,751	-	-	-	-	4,259,751
Fair value of options grant in period	-	-	-	487,085	-	-	487,085
Other Comprehensive Income (loss):
Available-for-sale financial assets - current period gains (losses)	-	-	-	-	-	6,618	6,618
Balance, September 30, 2011	80,295,558	$146,817,096	$-	$1,115,321	$(85,528,423)	$25,048	$62,429,042

Balance, December 31, 2011	80,345,558	$146,911,995	$-	$1,083,422	$(90,876,085)	13,046	$57,132,378
Net loss for the period	-	-	-	-	(247,718)	-	(247,718)
Issuance of common shares – exercise of options	370,000	604,200	-	-	-	-	604,200
Fair value of options exercised from Share-based Payments Reserve	-	313,065	-	(313,065)	-	-	-
Fair value of options granted in period	-	-	-	463,500	-	-	463,500
Dividend-in-kind (Note 10)	-	(13,721,645)	-	-	-	-	(13,721,645)
Other Comprehensive Income (loss):
Available-for-sale financial assets - current period gains (losses)	-	-	-	-	-	(2,974)	(2,974)
Balance, September 30, 2012	80,715,558	$134,107,615	$-	$1,233,857	$(91,123,803)	$10,072	$44,227,741

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

5

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		After adjustment
	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011
Cash provided by (used in):
Operating activities:
Net loss for the period	$(247,718)	$(6,191,273)

Adjustments:
Gain on revaluation of warrants exerciseable in a foreign currency	-	(489,481)
Interest expense on decommissioning and restoration liability	20,794	47,356
Depreciation	15,561	11,407
Stock-based compensation (Note 7)	463,500	487,085
Interest income	(103,449)	(244,115)
Gain on asset transfer to Kennady Diamonds Inc. (Note 10)	(10,721,645)	-
Changes in non-cash operating working capital:
Amounts receivable	251,302	240,166
Advances and prepaid expenses	(68,042)	(534,842)
Accounts payable and accrued liabilities	(633,928)	(3,001,228)
	(11,023,625)	(9,674,925)
Investing activities:
Investment in Gahcho Kué Joint Venture	1,123,337	(9,975,634)
Transfer to Kennady Diamonds Inc. (Note 10)	(3,000,000)	-
Interest income	103,449	244,115
Purchase of fixed assets	(52,519)	(15,261)
Investment in short-term investments	17,819,183	(11,695,924)
	15,993,450	(21,442,704)
Financing activities:
Proceeds from option exercises	604,200	602,000
Proceeds from warrant exercises	-	7,242,471
	604,200	7,844,471

Increase (decrease) in cash and cash equivalents	5,574,025	(23,273,158)
Cash and cash equivalents, beginning of period	21,546	23,778,053
Cash and cash equivalents, end of period	$5,595,571	$504,895

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

6

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5). The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to successfully permit and develop projects, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at September 30, 2012, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations (see Note 11), and the future production or proceeds from developed properties.

Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2012 were approved by the Audit Committee on behalf of the Board of Directors on November 12, 2012.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements, being for the year ended December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent fiscal financial statements.  The policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as at November 12, 2012, the date the financial statements were approved by the Audit Committee on behalf of the Board of Directors.

3.	Significant accounting policies AND SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

(i)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

7

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

(ii)	Standards, amendments and interpretations to existing standards

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards as discussed in the Company’s December 31, 2011 audited consolidated financial statements have been published but are not yet effective, and have not been adopted early by the Company.

(iii)	Significant accounting judgements, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of the interest in Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, estimate of fair value of the dividend-in-kind resulting from the assets spun-out to Kennady Diamonds Inc. (note 10), and deferred taxes, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at September 30, 2012, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants when issued at fair value. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

8

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

4.	Financial instruments

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement, and the basis for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in the Company’s December 31, 2011 audited consolidated financial statements.

The quoted market value of marketable securities at September 30, 2012 and December 31, 2011 was $14,704 and $17,678 respectively. The original cost of these marketable securities at September 30, 2012 and December 31, 2011 was $4,632 for each period.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The carrying amounts for each of the categories are:

	Balance as at
	September 30,	December 31,
	2012	2011
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$5,595,571	$21,546
Short-term investments	-	17,819,183

Loans and receivables
Amounts receivable	99,257	350,559

Available-for-Sale
Marketable securities	14,704	17,678

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(2,612,204)	(3,246,132)

The Company had no transactions with marketable securities classified as available-for-sale during the period ended September 30, 2012 or the year ended December 31, 2011.

9

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

5.	INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control with De Beers Canada for the Gahcho Kué Project (the “Project”), and the Company accounts for the Project as a joint venture in accordance with IAS 31 – Interests in Joint Ventures. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, except for normal dilution provisions which are applicable to both Participants;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) plus accrued interest in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:
•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to September 30, 2012, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Interest in Gahcho Kué Joint Venture”);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accrued interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as “acquired exploration and evaluation”.

10

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

Balance, December 31, 2010	$36,981,785
Change in proportionate share of working capital	572,375
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$48,202,682
Change in proportionate share of working capital	(1,174,395)
Amounts capitalized for sunk cost repayments in the year	51,058
Balance, September 30, 2012	$47,079,345

Summarized below are the results of operations and cash flows relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the nine months ended September 30, 2012 and September 30, 2011, and the financial position as at September 30, 2012 and December 31, 2011:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Results of Operations
Revenue	$-	$-	$-	$-
Expenses	(2,030,553)	(1,912,019)	(7,972,336)	(4,598,045)
Proportionate share of net loss	$(2,030,553)	$(1,912,019)	$(7,972,336)	$(4,598,045)

	Nine months ended	Nine months ended
	September 30,	September 30,
	2012	2011
Cash Flows
Operating activities	$(8,973,673)	$(4,801,573)
Financing activities	9,737,712	4,816,834
Investing activities	(19,523)	(15,261)
Proportionate share of change in cash and cash equivalents	$744,516	$-

	As at	As at
	September 30, 2012	December 31, 2011
Financial Position
Current assets	$1,439,349	$113,533
Non-current assets	5,966,928	5,958,567
Current liabilities	(1,290,837)	(1,756,902)
Non-current liabilities	(6,213,787)	(6,178,004)
Proportionate share of net liabilities	$(98,347)	$(1,862,806)

11

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

6.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital and share-based payments reserve

The number of shares issued and fully paid as at September 30, 2012 is 80,715,558. There are no shares issued but not fully paid.

iii.	Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at September 30, 2012, there were 5,515,774 shares available to be issued under the Plan.

The following table summarizes information about the stock options outstanding and exercisable:

	September 30, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	964,000	$2.16	1,084,635	$1.69
Granted during the period	200,000	4.84	150,000	6.13
Exercised during the period	(370,000)	1.63	(270,635)	2.46
Balance at end of the period	794,000	$3.08	964,000	$2.16
Options exercisable at the end of the period	794,000		964,000

The fair value of the 200,000 stock options granted during the period has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (three and a half years).

Exercise price	$4.84
Expected volatility	66.29%
Expected option life	3.5 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	1.5%

12

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

The following table summarizes share options outstanding at the end of periods presented:

	September 30, 2012		December 31, 2011
	Range of exercise prices	Weighted average remaining contractual life	Range of exercise prices	Weighted average remaining contractual life

Options outstanding at the end of the period:	$1.26 - $6.13	2.38 years	$1.26 - $6.13	2.47 years

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at September 30, 2012 and December 31, 2011.

At September 30, 2012
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$283,272	444,000	0.64 years	1.26
January 9, 2016	487,085	150,000	0.62 years	6.13
March 8, 2017	463,500	200,000	1.12 years	4.84
	$1,233,857	794,000	2.38 years

At December 31, 2011
	Black-Scholes	Number of	Weighted Average	Exercise
Expiry Date	Value	Options	(Years)	Price
November 23, 2013	$327,932	514,000	1.01 years	$1.26
August 25, 2014	268,405	300,000	0.83 years	1.72
January 9, 2016	487,085	150,000	0.63 years	6.13
	$1,083,422	964,000	2.47 years

The share-based payments recognized as an expense for each period are:

	Nine months ended	Nine months ended
	September 30,	September 30,
	2012	2011
Expense recognized in the period for share-based payments	$463,500	$487,085

The share-based payments amount of $463,500 for the nine months ended September 30, 2012 is recorded in Consulting fees (September 30, 2011 - $487,085).

During the nine months ended September 30, 2012, 370,000 stock options were exercised for gross proceeds of $604,200 (September 30, 2011 – 220,635 options were exercised for gross proceeds of $602,000).

13

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

iv.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Numerator
Net income (loss) for the period	$8,201,130	$(2,197,302)	$(247,718)	$(6,191,273)

Denominator
For basic - weighted average number of shares outstanding	80,715,558	80,295,558	80,611,872	79,287,516
Effect of dilutive securities	444,000	-	-	-
For diluted - adjusted weighted average number of shares outstanding	81,159,558	80,295,558	80,611,872	79,287,516

Earnings (Loss) Per Share
Basic	$0.10	$(0.03)	$-	$(0.08)
Diluted	$0.10	$(0.03)	$-	$(0.08)

For the nine months ended September 30, 2012, stock options totaling 794,000 (1,014,000 stock options at September 30, 2011) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive. For the three months ended September 30, 2012, 350,000 stock options (1,014,000 stock options at September 30, 2011) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

7.	RELATED PARTIES

The Company’s related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel, the Gahcho Kué Joint Venture, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Gahcho Kué Joint Venture relate to the funding of the Company’s interest in the Gahcho Kué Joint Venture for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

	September 30,	December 31,
	2012	2011
The total of the transactions:
Revenue earned	$-	$-
Transfer to Kennady Diamonds per Arrangement (note 10)	3,000,000	-
Kennady Diamonds	60,825	-
Gahcho Kue Joint Venture expenditures	7,959,903	-
Remuneration	1,164,825	1,450,068
The amount of outstanding balances:
Receivable from Kennady Diamonds	60,825	-
Payable to the Gahcho Kue Joint Venture	602,498	-
Payable to key management personnel	170,000	313,000

The remuneration of directors and other members of key management personnel for the nine months ended September 30, 2012 and the year ended December 31, 2011 were as follows:

	September 30,	December 31,
	2012	2011
Salary, bonus and other short-term employee benefits	$701,325	$962,983
Share-based payments	463,500	487,085
	$1,164,825	$1,450,068

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

8.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, contributed surplus, and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, the Gahcho Kué Project, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

The Company’s capital for the reporting periods is summarized as follows:

	September 30,	December 31,
	2012	2011
Share capital	$134,107,615	$146,911,995
Share-based payments reserve	1,233,857	1,083,422
Deficit	(91,123,803)	(90,876,085)
	$44,217,669	$57,119,332

There were no changes in the Company’s approach to capital management during the period ended September 30, 2012. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

9.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

10.	COMPLETION OF PLAN OF ARRANGEMENT WITH KENNADY DIAMONDS INC.

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company’s 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the “Arrangement”) pursuant to which Mountain Province would transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement called for the share capital of Mountain Province to be reorganized into a new class of shares which would be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

The Arrangement was approved by the Board of Directors of Mountain Province and was subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders held on April 25, 2012. The Mountain Province shareholders voted 99.57% in favour of the Arrangement. As well, on April 30, 2012, Mountain Province received final court approval for the Arrangement. Regulatory approval was obtained by the Toronto Stock Exchange and the TSX Venture Exchange.

The various transactions under the Arrangement were completed on July 6, 2012, the effective date of the Arrangement. The Company transferred the Kennady North property and working capital of $3 million to Kennady Diamonds in exchange for 16,143,111 shares of Kennady Diamonds which in turn were distributed to the Mountain Province shareholders on the basis of one Kennady Diamonds’ share for every five shares of Mountain Province held by the shareholders.

The Company recorded the fair value of the transaction as a dividend-in-kind. The fair value was calculated by applying the simple average of the closing share price for Kennady Diamonds on the TSX Venture Exchange for the first five days of its trading to the number of shares outstanding. The fair value in excess of the book value of the transferred assets was recorded as a gain on asset transfer to Kennady Diamonds in the Company’s Statement of Comprehensive Loss.

16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2012
In Canadian Dollars
(Unaudited)

11.	SUBSEQUENT EVENT

On October 10, 2012, the Company announced that it had filed a rights offering circular with the Toronto Stock Exchange (the “TSX”) and the securities regulators of each of the provinces of Canada (with the exception of Quebec) in respect of a rights offerings to raise gross proceeds of approximately $47.1 million (the “Offering”) to be used to fund the Company’s 49% share of the initial capital costs for the Gahcho Kué Project and for general corporate purposes. This amount is sufficient to cover the Company’s share of the initial capital costs through to the completion of permitting of Gahcho Kué in 2013.

Under the proposed Offering, each registered holder of common shares of the Company as of a record date (the “Record Date”) will receive one right (a “Right”) for each share held. Six (6) Rights plus the sum of $3.50 (the “Subscription Price”) are required to subscribe for one share (“Share”). The Rights will expire on the Expiry Date, after which unexercised Rights will be void and without value. The Rights will be listed on the TSX. Shareholders who fully exercise their Rights may subscribe pro-rata for any additional Shares not otherwise subscribed for before the Expiry Date (the “Additional Subscription Privilege”).

The Offering was subject to regulatory approvals, including that of the TSX. The TSX conditionally approved the listing and posting for trading of the Rights and the common shares of the Company underlying the Rights, subject to satisfaction of certain listing requirements. The Offering will be made in all provinces of Canada (except in Quebec), and in such other jurisdictions where the Company is eligible to make such an offering.

The Company also filed a registration statement on Form F-7 covering the Offering with the U.S. Securities and Exchange Commission.

On October 18, 2012, the Company announced that it had received acceptance from the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, for its Offering of Rights. The Record Date was established as close of business on October 30, 2012 and the Expiry Date is November 28, 2012, after which unexercised Rights will be void and without value.

The Company confirmed that it had entered into a stand-by agreement with Bottin (International) Investments Ltd. (controlled by Dermot Desmond) (“Bottin”) in terms of which Bottin has undertaken to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date.

The Company has mailed the Rights offering circular, which contains details of the Offerings and instructions on how to exercise the Rights, to all eligible shareholders of record on the close of business on the Record Date.

17